Exhibit 21.1

Subsidiaries of Cable One, Inc.

Name of Subsidiary	State of Incorporation / Organization
Avenue Broadband Communications LLC	Delaware
Cable One VoIP LLC	Delaware
Delta Communications, L.L.C.	Illinois
Telecommunications Management, LLC	Missouri
Ultra Communications Group, LLC	Delaware